[Rock-Tenn Company
letterhead]


June 13, 2006


Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Barbara C. Jacobs
           Assistant Director

    RE: ROCK-TENN COMPANY
        REGISTRATION STATEMENT ON FORM S-3 FILED MAY 11, 2006
        FILE NO. 333-133986

Ladies and Gentlemen:

         On behalf of Rock-Tenn Company ("Rock-Tenn"), we are delivering with this letter for filing under the Securities Act of 1933, as amended (the "Securities Act"), the following:

         o Amendment No. 1 (the "First Amendment") to the registration statement on Form S-3 (File No. 333-133986) (the "Form S-3") (which is also being transmitted by EDGAR); and

         o the First Amendment marked to show changes from the Form S-3 filed on May 11, 2006.

         Rock-Tenn has received the Staff's comments contained in the Staff's letter of June 5, 2006, relating to the Form S-3 referenced above. In accordance with the Staff's request, this letter includes each of the Staff's comments from its aforementioned letter and Rock-Tenn's response to each of the Staff's comments.

Registration Statement on Form S-3

Where You Can Find Information, page 1

         STAFF'S COMMENT 1: It appears that you have not incorporated by reference your Form 8-K filed May 10, 2006 into your registration statement. Please revise to incorporate by reference all filings required by Item 12 of Form S-3.

         RESPONSE: We have revised the Form S-3 to incorporate by reference all required filings.


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Securities and Exchange Commission
June 13, 2006
Page 2


Exhibit 5.1

         STAFF'S COMMENT 2: We note the assumptions made by counsel with respect to their opinion on the securities to be sold under the registration statement as well as counsel's qualification as to the currency of their opinion. In light of the delayed nature of your shelf registration statement for securities the terms of which have yet to be determined, please confirm whether you will obtain a then-current opinion of counsel on the securities you have determined to sell under the registration statement. Please note that such opinion may be filed with your registration statement as a post-effective amendment pursuant to Rule 462(d) under the Securities Act or incorporated by reference into your registration statement by filing the opinion under cover of Form 8-K.

         RESPONSE: We will obtain a then-current opinion of counsel on the securities that we determine to sell under the Form S-3. Such opinion will be filed either as a post-effective amendment to the Form S-3 pursuant to Rule 462(d) under the Securities Act or incorporated by reference into the Form S-3 by filing under cover of Form 8-K.



                                    * * * * *

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Securities and Exchange Commission
June 13, 2006
Page 3


         Pursuant to Rule 461 under the Securities Act, Rock-Tenn hereby requests acceleration of the effective date of its Form S-3 to 4:00 p.m., Eastern Daylight Time, on June 15, 2006, or as soon thereafter as practicable.

         In addition, Rock-Tenn hereby acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Rock-Tenn from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

         o Rock-Tenn may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the foregoing is responsive to the Staff's comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at (678) 291-7540 or E. William Bates, II of King & Spalding LLP at (212) 556-2240.

         Thank you for your assistance.


                                          Very truly yours,

                                          /s/  STEVEN C. VOORHEES

                                          Steven C. Voorhees


cc:   Mr. Daniel Lee
         United States Securities and Exchange Commission

      Mr. E. William Bates, II
         King & Spalding LLP

      Mr. Robert B. McIntosh
         Rock-Tenn Company